UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

16938G 107

(CUSIP Number)

Yan Juan Weng

Unit 921, Level 9, Central Building, 1-3 Pedder Street, Central, Hong Kong

People’s Republic of China

(00852)3975-2817

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glories Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,300,000
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 4,300,000
	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 7.27% (1)
14.	TYPE OF REPORTING PERSON (see instructions) HC
(1) The percentage used herein is calculated based upon the 59,112,362 Ordinary Shares of the issuer that were issued and outstanding as of October 31, 2013 (according to information provided by the Issuer).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yan Juan Weng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,300,000 (2)
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 4,300,000 (2)
	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,300,000 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 7.27% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(2) Represents 4,300,000 ordinary shares, par value US$0.0005 per share of China Digital TV Holding Co., Ltd. (“Ordinary Shares”) held by Glories Global Limited (“Glories Global”), of which Yan Juan Weng owns 100% equity interest.

Item 1.  Security and Issuer.

 This statement on Schedule 13D (this “Statement”) relates to the “Ordinary Shares of China Digital TV Holding Co., Ltd., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive office of the Issuer is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.

Item 2.  Identity and Background.

This Statement is filed jointly by (i) Glories Global, and (ii) Yan Juan Weng. The reporting persons are making this single, joint filing pursuant to the Joint Filing Agreement attached as Exhibit 99.1, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

The principal business of Glories Global is to hold the Ordinary Shares in the Issuer.

Glories Global Limited is a company incorporated under the laws of the British Virgin Islands and its principal business address is Sea Meadow House, Blackburne Highway Road Town, Tortola, British Virgin Islands..

During the last five years, none of the reporting persons has been convicted in a criminal proceeding.

During the last five years, none of the reporting persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The present principal occupation of Yan Juan Weng is the Vice President of Hangzhou Haihe Water Conservancy & Hydro-Power Design Co., Ltd. Yan Juan Weng is a citizen of the People’s Republic of China.

Item 3.  Source or Amount of Funds or Other Consideration.

On November 5, 2013, SB Asia Infrastructure Fund L.P. (“SB Asia”), Glories Global and certain other parties entered into a Share Purchase Agreement (the “SAIF SPA”). Pursuant to the SAIF SPA, Glories Global Limited agreed to purchase 4,300,000 Ordinary Shares from SB Asia for an aggregate consideration of US$9,030,000 in cash, representing a per share price of US$2.10.

The SAIF SPA provides that completion of the sale and purchase of the above referenced shares will take place on November 15, 2013, or such other date as may be agreed by the respective parties thereto (the “Payment Date”). Glories Global Limited will use available cash to purchase the above referenced shares, and no borrowed funds will be used in connection with such purchases.

The SAIF SPA is filed as Exhibit 99.2 hereto. Reference is made to such Exhibit for the complete terms of the SAIF SPA.

Item 4.  Purpose of Transaction.

The reporting persons agreed to purchase the Ordinary Shares of the Issuer referenced in Item 3 above from SB Asia because the reporting person believes that the Ordinary Shares represented and continues to represent an attractive investment.

Except as set forth in this Schedule 13D, the reporting persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, reporting person beneficially owns, in the aggregate, 4,300,000 Ordinary Shares. The beneficially owned Ordinary Shares represent, in aggregate, approximately 7.27% of the total number of outstanding Ordinary Shares of the Issuer. The percentage reported in this Schedule 13D is based upon 59,112,362 Ordinary Shares of the Issuer that were issued and outstanding as of October 31, 2013 (according to information provided by the Issuer).

(b)

	No. of shares beneficially owned	%of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
Yan Juan Weng	4,300,000	7.27%	4,300,000	0	4,300,000	0
Glories Global	4,300,000	7.27%	4,300,000	0	4,300,000	0

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The SAIF SPA provides that if, within one year after the Payment Date, Glories Global purchases or enters into an agreement to purchase either Ordinary Shares or ADS units of the Issuer at a weighted average price higher than US$2.10 per Ordinary Share (the “Third Party Purchase Price”), in one or more privately-negotiated transactions or other transactions that are not ordinary brokerage transactions (“Off-Market Transactions”) from one or more parties that are institutional investors (subject to certain limited exceptions), and either (i) the aggregate number of Ordinary Shares or ADS units subject to such purchase or purchases is greater than two percent of the total number of Ordinary Shares outstanding or (ii) as of the completion of the purchase and sale under the SAIF SPA, such institutional investor owns more than five percent of the Ordinary Shares (or its ADS unit equivalents), then Glories Global shall pay SB Asia an amount equal to the product of 6,000,000 and the amount by which the Third Party Purchase Price exceeds US$2.10 per Ordinary Share.

In addition, if within one year after the Payment Date, Glories Global owns a number of Ordinary Shares and/or ADS units that is lower than the number of Ordinary Shares and/or ADS units acquired by it under the SAIF SPA, and Glories Global sold Ordinary Shares or ADS units at a Third Party Sale Price, then Glories Global shall pay an amount to SB Asia equal to the product of (i) the difference between the lowest number of Ordinary Shares and/or ADS units owned on any given day by Glories Global during the one year period after the Payment Date and the number of Ordinary Shares acquired by Glories Global under the SAIF SPA and (ii) the amount by which the Third party Sale Price exceeds US$2.10.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 15, 2013, by and among the reporting persons.

Exhibit 99.2	China Digital TV Share Purchase Agreement, dated November 5, 2013, between SB Asia, Glories Global Limited, SummitVista Group Limited, Smart Live, Polar Light, Jianhua Zhu and Zengxiang Lu.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLORIES GLOBAL LIMITED

/s/ Jiyi Weng Director: Jiyi Weng

YAN JUAN WENG

/s/ Yan Juan Weng

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated November 15, 2013, by and among the reporting persons.

Exhibit 99.2	China Digital TV Share Purchase Agreement, dated November 5, 2013, between SB Asia, Glories Global Limited, SummitVista Group Limited, Smart Live, Polar Light, Jianhua Zhu and Zengxiang Lu.